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                               January 31, 2023

       Bin Zhou
       Chief Executive Officer
       Planet Green Holdings Corp.
       36-10 Union St., 2nd Floor
       Flushing, NY 11345

                                                        Re: Planet Green
Holdings Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-3
                                                            Filed January 25,
2023
                                                            File No. 333-259611

       Dear Bin Zhou:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3/A filed January 25, 2023

       General

   1. Please note that we will not be in a position to accelerate effectiveness of the registration statement until you
resolve the outstanding SEC comments on your Form 10-K for the year ended December 31,
2021.
 Bin Zhou
FirstName  LastNameBin  Zhou
Planet Green Holdings Corp.
Comapany
January 31,NamePlanet
            2023       Green Holdings Corp.
January
Page 2 31, 2023 Page 2
FirstName LastName
       Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Steven Glauberman